Exhibit 99.1

Stratasys Comments on Illegitimacy and Unclear Legality of Nano Dimension’s Ongoing Campaign Against Stratasys in the Israeli Court’s Latest Ruling on Nano’s Litigation with Murchinson Ltd.

MINNEAPOLIS & REHOVOT, Israel – April 18, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (the “Company”), a leader in polymer 3D printing solutions, today issued the following statement regarding the ruling earlier this week by the Israeli court in Nano Dimension Ltd.’s (Nasdaq: NNDM) (“Nano”) ongoing litigation with its largest shareholder, Murchinson Ltd.:

Stratasys shareholders should understand clearly that the Israeli court explicitly calls into question whether substantial decisions are being made by a Nano Board of Directors that are in the best interest of shareholders. The litigation concerns the dispute between Murchison and Nano regarding the validity of the Special General Meeting of Nano shareholders called by Murchinson in March 2023 at which, according to Murchinson, at least 92% of the votes cast supported Murchinson’s proposal to remove four directors from the Nano Board, including Mr. Yoav Stern, Nano’s Chief Executive Officer and Chairman.

On April 16, 2023, the Israeli court issued its decision on Murchinson’s motion for temporary relief and held that Murchinson would be allowed to appoint two directors to the Nano board as observers, until a final decision on the case is made. Nano clearly disagrees with the court’s recent ruling, as evidenced by the fact that it has stated its intention to appeal the decision to the Israeli Supreme Court. Despite the ruling, Nano, led by a Board and management team whose legality and authority remain in doubt, has continued to pursue what Stratasys believes to be an illegitimate campaign to acquire the Company.

In this decision the court noted that: “…[the court] has to consider the conduct of the company until the decision in the main proceedings with a board composition whose legality is in doubt and more importantly, with a board composition that even if legal..., it is doubtful if the shareholders trust this board composition and the decisions it makes. It was apparent that the company is in no hurry to get a decision on the legality of the special shareholders’ meeting …, even though at the same time substantial decisions are being made at the company and even though there is prima facie doubt whether these decisions are being made by a management that is acceptable to the shareholders.”

Nano’s claim in its press release on April 17, 2023 that the decision “confirms that the [Nano] board of directors has full legitimacy to transact with Stratasys” is inconsistent with the court’s ruling. Based on the court’s ruling, the authority of Nano’s Board and management team to potentially launch and consummate with finality a special tender offer for Stratasys shares remains in doubt and continues to be subject to adjudication in the Israeli courts.

Furthermore, it is important to note that in Nano’s April 17, 2023 press release, Nano intentionally omitted the key fact that the court-ordered temporary observers are to be Murchinson’s dissident director candidates, Ken Traub and Joshua Rosensweig.

The Stratasys Board continues to believe that Nano’s campaign against Stratasys is of questionable legal authority and credibility and poses significant risk to the Company and our shareholders.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. For a discussion of some of the risks and important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements, see the discussion in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in the Company’s Form 20-F for the fiscal year ended December 31, 2022.

Important Additional Information

This news release is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. Stratasys will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Any Solicitation/Recommendation Statement filed by Stratasys that is required to be mailed to shareholders will be mailed to Stratasys shareholders. Stratasys SHAREHOLDERS are advised to read Stratasys’ Solicitation/Recommendation Statement on Schedule 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION when THEY become available BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER because THEY will contain important information. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it becomes available), as well as any other documents filed by Stratasys in connection with any tender offer by Nano or one of its affiliates, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, VP Investor Relations, or by calling +972-74-745-4029.

Contacts

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

OR

Israel Media

Motti Scherf

motti@scherfcom.com

+972527202700